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                     April 21, 2022

       Chamath Palihapitiya
       Chief Executive Officer
       Social Capital Suvretta Holdings Corp. I
       2850 W. Horizon Ridge Parkway, Suite 200
       Henderson, NV 89052

                                                        Re: Social Capital
Suvretta Holdings Corp. I
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed April 4, 2022
                                                            File No. 333-262706

       Dear Mr. Palihapitiya:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. I
Comapany
April       NameSocial Capital Suvretta Holdings Corp. I
       21, 2022
April 221, 2022 Page 2
Page
FirstName LastName
Amendment No. 1 to Form S-4

Our Development Pipeline, page 3

1. We note your response to our prior comment 8. You clarify in your response that,
         "references to AKL-T02, AKL-T03 and AKL-T09 refer to variants of Akili s SSME therapeutic engine rather than specific programs that would warrant inclusion in the pipeline table." Accordingly, please revise your presentation to make clear that you are studying EndeavorRX for the treatment of ADHD in expanded patient populations and variants of the same technology that underlies EndeavorRX for indications other than
         ADHD, as discussed beginning on page 238. In this regard, we note your disclosure on page 228 that "[you have] development capabilities that allow [you] to build unique video game interfaces tailored for each target audience." Please also clarify your disclosure throughout the registration statement that describes your pipeline as comprised of individual development programs. As an example, we note your disclosure on page (xiii)
         that,    In addition to EndeavorRx, Akili [has] a robust pipeline of development programs,
         including twelve that are being evaluated, either by Akili or its partners, in clinical
         studies.    You also state on page 231 that you "have a product
candidate poised for pivotal
         study in children with ADHD in Japan.    On page 239 you describe
SDT-001 as    the
         Japanese version of EndeavorRx.    We note also your reference to SSME
as your most
         advanced    therapeutic engine.    At first use, please explain the
meaning of this term and
         how it differs from    digital therapeutic software,    as referenced
on page 2.

         Additionally, please tell us why you believe the technology in-licensed from TaLi represents a material development program. Please also clarify on page 238 whether the technology available for use in Australia, India, Singapore and Hong King requires a prescription.

         Please also enlarge the text in your pipeline table on pages 4 and 231, particularly the footnotes, to ensure all text is legible. Please make similar revisions to the graphic on page
         250.
Background to the Business Combination, page 124

2. We acknowledge your response to prior comment 19, which we reissue in part. We note your disclosure on page 127 that the SCS management's $850 million valuation in the initial draft letter of intent was informed by an analysis of other companies in the therapeutics and digital therapeutics market. Please expand your disclosure of such comparative companies analysis, including the selection criteria, and describe how such analysis factored into SCS management's valuation.
 Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. I
Comapany
April       NameSocial Capital Suvretta Holdings Corp. I
       21, 2022
April 321, 2022 Page 3
Page
FirstName LastName
U.S. Federal Income Tax Considerations, page 179

3. We acknowledge your revised disclosures in response to prior comment 22 that the
         Domestication should qualify as an    F Reorganization    within the
meaning of Section 368
         of the Code. Please revise the disclosure to make clear as an opinion of named counsel the consequences of the Domestication so qualifying. In this regard, we note your disclosure in the risk factor on page 88.
Unaudited Pro Forma Condensed Combined Financial Information
Description of the Transactions
Earnout Shares, page 191

4. Please clarify why you believe the Earnout Shares for employees are within the scope of
         ASC 718. Clarify if goods or services are required to be provided. In this regard, please address your statement in adjustment 4c on page 199 that for the employee earnout shares there is no future service condition.
4. Adjustments to Unaudited Pro Forma Condensed Combined Statements of Operations for the
Year Ended December 31, 2021, page 199

5. We note your disclosure on page 20 that you intend to grant awards to certain executive officers representing 6% of your outstanding capital stock immediately following the
         Business Combination on an as converted basis. Please tell us your consideration for including an adjustment for the corresponding compensation expense and related disclosures.
6. As previously requested in prior comment 29, tell us if the grants of the Earnout Shares awards to the Earnout Service Providers represent a modification to the existing options or a cancelation of the existing options and grant of new awards. As part of your response, provide us with the facts and circumstances along with specific references to the accounting literature that supports your intended accounting.
7. Please expand footnote c to disclose the accounting implications of the provision in which forfeited shares are reallocated to the Earnout Service Providers and employee common stockholders.
 Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. I
Comapany
April       NameSocial Capital Suvretta Holdings Corp. I
       21, 2022
April 421, 2022 Page 4
Page
FirstName LastName
5. Earnout Shares, page 200

8.       We note your reference in this footnote to    a provision in which
forfeited shares from
         Earnout Service Providers can be reallocated to the remaining holders of Earnout
         Shares   . Whereas, your disclosures on page 192 indicate that
forfeited shares from all,
         not just Earnout Servicer Providers, are reallocated to the remaining eligible holders of
         Earnout Shares. Please revise and/or expand your disclosures to address this potential inconsistency regarding forfeitable Earnout Shares and the reallocation of these shares.
Clinical evidence supporting EndeavorRx, page 233

9. We note your response to our prior comment 35, which we reissue in part. Please revise to clarify when the STARS-ADHD pivotal and adjunctive clinical studies and proof of concept study in pediatric ADHD were each conducted.
Consistent and Clinically Meaningful Improvements in Objective Attention across Studies in
ADHD, page 237

10. Please revise to remove your comparison of AKL-T01 to an acute dose of Ritalin as it is inappropriate to present a comparison that is not based on a head-to-head study.
Potential Revenue Opportunity in ADHD, page 249

11. We note your response to comment 21 and revised disclosure on page 139 describing assumptions underlying Akili's forecasted revenue potential in the United States for the
         ADHD market of at least $500 million per year assuming clinical and regulatory success of Akili's ADHD label expansion trials. Please also add a description of such assumptions in this section.
TALi Agreement, page 255

12. We note your response to our prior comment 41. Please disclose when the last-to-expire patent licensed under the TALi Agreement is scheduled to expire. Akili's Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Results of Operations, page 271

13. As previously requested in prior comment 42, please expand your analysis of research and development expenses to quantify the components of this expense by their nature for each period presented.
 Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. I
Comapany
April       NameSocial Capital Suvretta Holdings Corp. I
       21, 2022
April 521, 2022 Page 5
Page
FirstName LastName
Social Capital Suvretta Holdings Corp. I
Index to Financial Statements, page F-1

14. As previously request in prior comment 45, please include your restated audited balance sheet as of July 2, 2021 for the error corrections identified in your Form 8-K filed
         November 16, 2021, along with an updated opinion from your auditor in your Form S-4, or amend your Form 8-K filed July 9, 2021 to provide the restated balance sheet with the updated opinion from your auditor.
Akili Interactive Labs, Inc.
2. Summary of Significant Accounting Policies
Revenue from Contracts with Customers, page F-29

15. We note the expanded accounting policy disclosures you provided in response to prior comment 47. Please further expand your disclosures here or within Note 3 to address your assessment as to whether the license is distinct from the other performance obligations. Address whether the other promises are specialized/novel or are generic in nature and how this assessment impacts your conclusion to combine the other promises with the promise to provide the license in identifying the performance obligations. Refer to ASC 606-10-55-54 through 55-64A for guidance. Finally, include your accounting policy for recognizing the sales-based royalty revenue. Refer to ASC 606-10-32-13 and
         ASC 606-10-55-65 through 55-65B for guidance.
Exhibits

16. We note that certain information appears to be redacted in Exhibits 10.14, 10.17 and
         10.24. Please revise to mark the exhibit index to indicate that portions of the exhibits have been omitted and include a prominent statement on the first page of
         the redacted exhibit that certain identified information has been excluded from the exhibit because it is both not material and is the type that the registrant treats as private or confidential as required by Item 601(b)(10)(iv) of Regulation S-K.
17. We note that page D-1 of the subscription agreement included as Annex D references separate subscription agreements with the Insider PIPE Investors and with certain other investors other than the Insider PIPE Investors. Please file the agreement with the Insider
         PIPE Investors as an exhibit to your registration statement.
 Chamath Palihapitiya
FirstName   LastNameChamath    Palihapitiya
Social Capital  Suvretta Holdings Corp. I
Comapany
April       NameSocial Capital Suvretta Holdings Corp. I
       21, 2022
April 621, 2022 Page 6
Page
FirstName LastName
       You may contact Tracey Houser at 202-551-3736 or Mary Mast at 202-551-3613 if you
have questions regarding comments on the financial statements and related matters. Please contact Jane Park at 202-551-7439 or Christine Westbrook at 202-551-5019 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Life
Sciences
cc:      Raaj Narayan, Esq.